UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HISTOGENICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43358V 109

(CUSIP Number)

Cora Binchy

Stonehage Trust Holdings (Jersey) Limited

No. 2, The Forum, Grenville Street, St. Helier

Jersey JE1 4HH, Channel Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Albert Vanderlaan

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(617) 648-9100

October 10, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 43358V 109

1	Names of Reporting Persons: Wilmslow Estates Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by each Reporting Person with:	7	Sole Voting Power 5,258,859(1)
	8	Shared Voting Power
	9	Sole Dispositive Power 5,258,859(1)
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 5,258,859(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.3%(1)
14	Type of Reporting Person: OO

(1)	See Item 5 of the Schedule 13D.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Schedule 13DA”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2014, as amended by that certain Amendment No. 1 to Schedule 13D filed with the SEC on September 3, 2016 (together, the “Schedule 13D”), with respect to shares of the common stock, par value $0.01 per share (the “Common Stock”) and warrants to purchase Common Stock (the “Common Stock Warrants”) of Histogenics Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 830 Winter Street, 3rd Floor, Waltham, Massachusetts 02451. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13DA.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

In connection with the Company’s public offering of Common Stock and warrants exercisable for Common Stock (the “2018 Common Stock Warrants”) on October 10, 2018 (the “Offering”), the Reporting Person acquired 538,460 shares of Common Stock and 2018 Common Stock Warrants exercisable for 403,845 underlying shares of Common Stock. The Reporting Person elected not to be subject to any beneficial ownership caps under the documents entered into in connection with the Offering. The amounts set forth above assume (i) exercise by the Reporting Person of the 2018 Common Stock Warrants issued in the Offering, (ii) conversion by the Reporting Person of the shares of Series A Convertible Preferred Stock issued in the Private Placement and (iii) exercise by the Reporting Person of the Common Stock Warrants issued in the Private Placement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

(a) and (b) As of October 10, 2018, the Reporting Person beneficially owned 5,258,859 shares of Common Stock, which represents 8.3% of the outstanding shares of Common Stock of the Company. This percentage is based upon 62,025,398 shares of Common Stock outstanding immediately after the Offering, as indicated on the Company’s final prospectus for the Offering filed on October 5, 2018. The amounts set forth above assume (i) exercise by the Reporting Person of the 2018 Common Stock Warrants issued in the Offering, (ii) conversion by the Reporting Person of any shares of Series A Convertible Preferred Stock issued in the Private Placement and (iii) exercise by the Reporting Person of the Common Stock Warrants issued in the Private Placement. The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by adding the following information to Item 6:

Lock-up Agreement

In connection with the Offering, the Reporting Person, along with each of the Company’s officers and directors, entered into lock-up agreement (each, a “Lock Up Agreement”), pursuant to which such parties have agreed not to, except in limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to the Company’s securities, including, as applicable, Common Stock received in the Offering and issuable upon exercise of the Common Stock Warrants, until 90 days from October 5, 2018.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is included in this Schedule 13DA as Exhibit 99.4 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.4	Lock-Up Agreement between the Reporting Person and Canaccord Genuity LLC.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2018

WILMSLOW ESTATES LIMITED

By: Chaumont (Directors) Limited, the corporate director of the Reporting Person

By:	/s/ Cora Binchy /s/ Ian Ferguson

Name: Cora Binchy and Ian Ferguson
Title: Directors

SCHEDULE 13DA

Exhibit Index

Exhibit No.	Description	Method of Filing

99.4	Lock-Up Agreement between the Reporting Person and Canaccord Genuity LLC.	Filed herewith.